Exhibit 1

August 8, 2017

Broad Street Principal Investments, L.L.C.
200 West Street
New York, New York 10282

Re:  Standstill Agreement

Ladies and Gentlemen:

In connection with the Confidentiality Agreement entered into as of June 9, 2015 between Griffon Corporation (the “Company”) and Broad Street Principal Investments, L.L.C. (“Recipient”) and amended as of July 15, 2016 and as further amended as of the date hereof (the “Confidentiality Agreement”), Recipient and the Company agree to the following standstill and other provisions. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Confidentiality Agreement.

Recipient hereby agrees that the Core Deal Team will not, and other persons or entities will not at the Core Deal team’s direction, directly or indirectly, except as expressly requested by the Company (or, in the case of those employees of the Merchant Banking Division who are actively involved in managing the investment of GS Direct, L.L.C. in the Company, except in compliance with the Investment Agreement by and between the Company and GS Direct, L.L.C., dated as of August 7, 2008), provide assistance or participate in any attempt to, (a) solicit, seek or offer to effect, or actually effect (by purchase or otherwise), negotiate with, or make or participate in any statement or proposal, whether written or oral, either alone or in concert with others, to the Board of Direc-tors of the Company, to any director or officer of the Company or to any stockholder of the Company or make or participate in any public announcement or proposal or offer whatsoever (including, but not limited to any “solicitation” of “proxies” as such terms are defined or used in Regulation 14A of the Exchange Act) with respect to, (i) any form of business combination or similar transaction, including without limitation, a merger, tender or exchange offer or liquidation of the Company’s assets, (ii) any form of restructuring, or similar trans-action with respect to the Company, (iii) any purchase of any securities or substantial portion of assets, or rights to acquire any securities or substantial portion of assets, of the Company or (iv) any proposal to seek representation on the Board of Directors of the Company or otherwise to seek control of the Board of Directors of the Company, or (b) instigate, encourage, or assist any third party to do any of the foregoing. The “Core Deal Team” shall be understood to be the respec-tive partners, directors, officers and employ-ees of Recipient and its affiliates, to the extent employed by, supporting, providing services to or advising (as applicable) the activities of the Investment Banking Division and Merchant Banking Division of Goldman Sachs and its affiliates, in each case who have received proprietary information and who are or were involved in a Transaction. Notwithstanding the foregoing, the provisions of this paragraph shall not apply to (A) personnel in Recipient’s or its affiliates’ compliance, legal, conflicts clearance, credit, information technology, controllers and risk management departments and clerical personnel; (B) Recipient’s or its affiliates’ “above-the-wall” senior management, or (C) members of Recipient’s or its affiliates’ internal committees and other persons with risk management, compliance and/or supervisory responsibilities (the persons in (A), (B) and (C), collectively, “Shared Services”). For the avoidance of doubt, (i) none of the provisions of this paragraph shall in any way limit the activities of Goldman Sachs (other than with respect to the Core Deal Team and persons acting at their direction) and (ii) this paragraph shall not restrict Goldman Sachs (other than the Core Deal Team and any person acting at their direction) from engaging in any brokerage, investment advisory, financial advisory, anti-raid advisory, merger advisory, financing, asset management, trading, market making, arbitrage, investment activity and other similar activities or any other activities conducted in the ordinary course of business.

Recipient agrees that the Company and its -sub-sid-iar-ies would be irrep-arably injured by a breach of this letter agree-ment by Recipient, that monetary reme-dies would be inade-quate to protect the Company against any actual or threat-ened breach of this letter agreement by Recipient, and, without preju-dice to any other rights and remedies other-wise available to the Company, Recipient agrees to the grant-ing of equita-ble re-lief, including injunctive relief and specif-ic perfor-mance, in the Company’s favor without proof of actual reasonable damag-es.  The parties agree that, in the event of any dispute or litigation arising out of this agreement, if a court of competent jurisdiction determines in a final, non-appealable order that a party has or has not breached this agreement, as the case may be, the non-prevailing party will reimburse the prevailing party for its reasonable outside counsel fees and reasonable out-of-pocket expenses incurred in connection therewith.  It is further understood and agreed that no failure or delay by the Company in exercising any right, power or privi-lege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof pre-clude any other or further exer-cise thereof or the exercise of any other right, power or privilege hereun-der.

If any provision of this letter agreement shall, for any reason, be adjudged by any court of compe-tent jurisdic-tion to be invalid or unenforceable, such judgment shall not affect, impair or invalidate the remainder of this letter agreement but shall be confined in its opera-tion to the provision of this agree-ment directly involved in the con-troversy in which such judg-ment shall have been rendered.

This letter agreement shall be governed by and con-strued in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of law thereof.  Recipient hereby irrevocably submits to the non-exclusive jurisdiction of the courts of Delaware. This letter agreement shall terminate on August 8, 2018.

This letter agreement contains the entire agreement between the parties concerning the standstill obligations of Recipient, and no modification of this letter agreement or waiver of the terms and condi-tions hereof shall be binding upon either party, unless approved in writing by each party. This letter agreement shall inure to the benefit of the parties hereto, and their successors and permitted assigns. Any assign-ment of this letter agree-ment by Recipient without the prior written consent of the Company shall be void.

This letter agreement may be executed in coun-terparts, each of which shall be deemed to be an original and each of which shall constitute the same agreement.

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agree-ment, whereupon this letter agreement will constitute our agree-ment with respect to the subject matter hereof.

Very truly yours,

GRIFFON CORPORATION

By:
Name:
Title:

Confirmed and agreed to as of
the date first written above:

Broad Street Principal Investments, L.L.C.

By:  ______________________________
        Name:
        Title:

CABS #